October 23, 2006

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C.   20549

Re:

Thunder Mountain Gold, Inc.

Form 10-KSB for the year ended December 31, 2005

Filed April 17, 2006

File No. 1-8429

Dear Mr. Hiller:

As you requested in your facsimile transmitted letter, dated September 25, 2006, I have outlined below the Company’s and auditor’s responses, with each response keyed to the comments as well as including a “highlighted” or “redlined” copy of each of the reports referenced above:

Form 10-KSB for Fiscal Year Ended December 31, 2005

Financial Statements

Balance Sheets, page 13

1.

It appears that your totals of current assets for the years ended 2005 and 2004 are missing numbers. Please amend your document accordingly.

As requested, the totals of current assets for the 2004 and 2005 have been inserted.

Note 3 – Mining Claims, page 22

2.

We note that you sold patented and unpatented claims in the Thunder Mountain Mining District to the Trust for Public Land for $5,500,000 resulting in a net gain to you of $2,576,112. Please expand your disclosure to discuss the nature of your relationship with Dewey Mining Company, and their relative interest in the properties immediately before your acquisition and subsequent sale, sufficient to understand the reasons why they received the majority of the profit from the sale of your claims. Please also address this issue in your Form l0-QSB for the period ended June 30, 2006.

Dewey Mining Company is a company controlled by “major shareholders of Thunder Mountain” as disclosed in Note 5. “Related Party Transactions,” and a party to a joint venture formed to sell certain properties in the Thunder Mountain Mining District; Dewey owned 100% of their claims before Thunder Mountain purchased them and 0% after the purchase. Dewey did not receive any of Thunder Mountain’s profit from the sale of the claims purchased from Dewey and Thunder Mountain’s separately owned claims to the Trust for Public Lands. Please clarify the additional disclosure you request regarding the transaction and the relationship with Dewey.

Note 5 – Related Party Transactions, page 23

3.

We note your disclosures indicating that you incurred interest expense in 2005 of $4,607 relating to your note payable with Dewey Mining Company and paid $10,565 in accrued interest relating to a convertible promissory note with E. James and Leta Mae Collord; and that you incurred $13,899 in interest expense in 2004. Please revise your disclosure sufficiently to understand how the 2004 accrual reconciles to the corresponding restated item shown in your table on page 25. Also tell US how these amounts reconcile to your 2005 balance sheet and statements of operations and cash flows.

We see that Note 5. “Related Party Transactions,” contains a typographical error in the disclosure of interest expense relating to the Dewey note payable. The amount disclosed as interest expense in the Note for the year ended December 31, 2005, should be $13,807 (identical to the amount shown in the statement of operations) instead of $4,607. We have corrected the note accordingly. We have also added a caption in the table on page 25 that indicates the restated balance of accrued interest agrees to that shown on the restated balance sheet at December 31, 2004. The increase of accrued interest from $4,607 in 2003 to $18,506 in 2004 reconciles to the change in accrued interest of $13,899 on our 2004 statement of cash flows. The decrease of accrued interest from $18,506 in 2004 to $0 in 2005 reconciles to the change in accrued interest of $18,506 on our 2005 statement of cash flows.

Controls and Procedures, page 26

4.

You state that your President and Principal Accounting Officer evaluated the effectiveness of your disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-l4(c) and 15d-14(c)) as of a date within 90 days of the filing date of your report. Please comply with Item 307 of Regulation S-B which requires that your evaluation be completed as of the end of the period covered by your annual report. Further, revise your reference to the definition of disclosure controls and procedures in the Exchange Act Rules to 13a-15(e) or l5d-15(e).

As requested, the disclosure had been clarified to disclose the evaluation was as of the end of the reported period. Additionally, the reference to the Exchange Act rules have been revised.

5.

We note your disclosure stating that your President and Principal Accounting Officer concluded that the Company’s disclosure controls and procedures “were adequate and effective to ensure that material information relating to the Company would be known to it by others within the Company, particularly during the period in which this annual report on Form 10-KSB was being prepared.” Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Refer to the definition of disclosure controls and procedures at paragraph (e) of Exchange Act Rules 13a-15 and 15d-15.

As Staff has requested, the disclosure is revised to reflect that the disclosure controls and procedures are effective to ensure that the disclosed information is recorded, processed, summarized and reported within the relevant time periods. The appropriate definition has also been inserted into the disclosure

6.

We note your statement that there were no significant changes to your internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date. Please comply with Item 308(c) of Regulation S-B which requires that you disclose any change in your internal control over financial reporting that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

As requested the Registrant has disclosed that no changes occurred in internal controls during the fourth fiscal quarter which would materially affect its internal controls

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Accountant’s Report

7.

We note you have included a report prepared by Moe O’Shaughnessy & Associates. P.S. who describes themselves as not being independent and not having audited your financial statements. Please tell us what the nature of your relationship is with this firm and why you have included this report. If you have only outsourced your bookkeeping activities to them, then please remove the report from your document.

Moe O’Shaughnessy & Associates. P.S. only provides bookkeeping and income tax return preparation services. As requested, the report prepared by such firm has been removed.

Please contact me if you require any further information.